SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

          PLACER DOME REPORTS RECORD PRODUCTION
          AND STRONG OPERATING CASH FLOW

                (all figures in US$ unless otherwise stated)

          OCTOBER 29, 2003

	September 30
	Third Quarter		Nine Months
	2003	2002	2003	2002
Financial (millions)
Sales	464	275	1,271	854
Mine operating earnings	112	67	270	241
Net earnings(i) (ii)	21	29	151	110
Cash flow from operations	125	102	268	273
Per common share
Net earnings(i) (ii)	0.05	0.08	0.37	0.33
Cash flow from operations(iii)	0.31	0.29	0.66	0.81

Return on net assets(i)(ii)(iii)(iv)	1.0%	1.8%	6.7%	8.2%

Operating
Placer Dome's share:
Gold production (000s ozs)	1,014	570	2,822	1,906
Gold cash production costs(iii) ($/oz)	216	192	214	177
Gold total production costs(iii) ($/oz)	269	240	270	226

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) achieved record production and strong operating cash flow in the third quarter of 2003.

For the first time in Placer Dome’s history, quarterly gold production exceeded one million ounces, totalling 1,014,172 ounces. The record-breaking production was primarily due to contributions from the North Mara mine in Tanzania, which was acquired in July 2003, and better than expected performance at 13 properties.

“Consistent with our strategy of optimizing assets, our operations performed well this quarter, and we remain on track to achieve the highest annual production in our history,” said President and CEO Jay Taylor. During the third quarter the company also announced plans to extend the life of the Golden Sunlight mine in Montana, initiated an expansion at North Mara, and agreed to enter into a joint venture with Newmont at the Turquoise Ridge property in Nevada, which is expected to reduce costs, improve recoveries, and significantly extend the life of the operation.

Mine operating earnings and cash flow from operations increased 72% and 116% respectively over the previous quarter, totalling $112 million and $125 million in the third quarter. These strong results were due to continued increases in the spot and realized gold prices, which averaged $363 and $392 per ounce, respectively, during the quarter, higher production, and lower cash and total production costs, which averaged $216 and $269 per ounce respectively, compared with $222 and $283 per ounce in the second quarter.

Quarterly net earnings of $21 million were reduced by a non-cash non-hedge derivative expense of $25 million after tax. Third quarter net earnings also reflected increased resource development expenses for the advancement of Donlin Creek and the Pueblo Viejo pre-feasibility study.

Placer Dome’s precious metals sales program generated revenue of $25 million in the third quarter and increased the company’s average gold sales price to $392 per ounce – a premium of $29 per ounce over the spot price. The company reduced the maximum number of committed ounces in its gold sales program during the quarter by a further 400,000 ounces to 10.4 million ounces, excluding the remaining 800,000 ounces acquired with East African Gold Mines Limited. At the end of the quarter, the mark-to-market value of Placer Dome’s precious metals sales program was negative $388 million.

Looking ahead, Mr. Taylor said the company will continue to advance its exploration and development properties to increase shareholder value. “Our exploration activities are primarily focused in and around existing mine sites,” he said. “We are drilling and evaluating new deposits at several properties, including Cortez, Granny Smith, Campbell, and La Coipa. At the same time, we are evaluating promising new targets in eastern Canada, Nevada, and elsewhere.” Mr. Taylor also noted that Placer Dome has interests in three of the world’s top undeveloped gold properties. “While each of these is at a different stage of evaluation, together they contain more than 40 million ounces of measured and indicated mineral resources.”[1]

Placer Dome expects to produce 3.7 million ounces of gold this year at cash and total operating costs of $210 to $215 and $270 to $275 per ounce, respectively, as well as 400 million pounds of copper at cash and total operating costs of $0.53 and $0.67 per pound, respectively.

Placer Dome will host a conference call to discuss third quarter results at 6:00am PST/ 9:00am EST on Thursday, October 30. North American participants may access the call at (800) 428-5596. International participants please dial (416) 641-6713. The call will also be webcast on the Placer Dome website at www.placerdome.com.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Paris, Swiss and Australian stock exchanges under the symbol PDG.

[1] Placer Dome’s share of measured and indicated mineral resources at Pueblo Viejo and Cerro Casale at December 31, 2002, and at Donlin Creek at April 9, 2003. Full details and important related information, including qualified persons, are contained in Placer Dome’s press releases dated February 19, 2003 and April 9, 2003, available on the company website at www.placerdome.com.

          Notes to Highlights table

(i)

On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter, was $17 million ($0.04 per share).

(ii)

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results have been restated from those previously reported in 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change on the nine and three months ended September 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $5 million ($0.02 per share) and $1 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $3 million and an increase of $1 million in the first nine months and third quarter of 2002, respectively.

(iii)

Cash flow from operations per share, return on net assets, and cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the section immediately preceding the financial statements for further detail.

(iv)

Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity.

                         For further information contact:
                         Media Relations: Meghan Brown (604) 661-1577
                         Investor Relations: Greg Martin (604) 661-3795
                         On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and the Corporation’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis” or detailed in the Corporation’s filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS

    (U.S. dollars, in accordance with U.S. Generally Accepted Accounting Principles, unless otherwise specified)

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders’ percentage of results in non-wholly owned subsidiaries. The “Corporation” refers to Placer Dome Inc.

	September 30
	Third Quarter		Nine Months
	2003	2002	2003	2002
Financial ($ millions)
Sales	464	275	1,271	854
Mine operating earnings
Gold (ii)	104	56	255	210
Copper	15	11	33	36
Other (i)	(7)	-	(18)	(5)

	112	67	270	241

Net earnings (i) (ii)	21	29	151	110
Cash flow from operations	125	102	268	273

Production and sales volumes
Gold (000s ozs)
Placer Dome's share production	1,014	570	2,822	1,906
Consolidated production	995	553	2,775	1,860
Consolidated sales	995	573	2,823	1,884
Copper (000s lbs)
Production	105,084	104,831	314,295	319,635
Sales	100,095	117,662	308,751	324,032

Average prices and costs
Gold ($/oz)
Placer Dome's share sales price realized	392	347	371	345
London spot price	363	314	354	306
Placer Dome's share cash cost (iii)	216	192	214	177
Placer Dome's share total cost (iii)	269	240	270	226
Copper ($/lb)
Price realized	0.81	0.69	0.77	0.71
London spot price	0.80	0.69	0.77	0.71
Cash cost (iii)	0.52	0.48	0.52	0.45
Total cost (iii)	0.66	0.61	0.67	0.59

(i)

On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was $17 million ($0.04 per share).

(ii)

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results have been restated from those previously reported in 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change on the nine and three months ended September 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $5 million ($0.02 per share) and $1 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $3 million and an increase of $1 million in the first nine months and third quarter of 2002, respectively.

(iii)

These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 8 “Non-GAAP Measures” of this Management Discussion and Analysis.

Overview

o	Consolidated net earnings in accordance with U.S. GAAP for the first nine months of 2003 and three months ended September 30, 2003 were $151 million ($0.37 per share) and $21 million ($0.05 per share), respectively, compared with $110 million ($0.33 per share) and $29 million ($0.08 per share) for the same periods in 2002. Return on net assets(i) for the nine and three-month periods ended September 30, 2003 was 6.7% and 1.0%, respectively, compared with 8.2% and 1.8% in the comparative 2002 periods.

o	In the first nine months and the third quarter of 2003, Placer Dome’s net earnings were impacted by unrealized changes in the value of non-hedge derivatives. This resulted in an after-tax gain of $26 million (2002 –$10 million) and an after-tax loss of $25 million (2002 — $1 million loss) in each period, respectively. The first nine months of 2003 net earnings also include the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million. Net earnings for the first nine months of 2002 include a non-cash after tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

o	Placer Dome’s net earnings for the first nine months of 2003 were positively impacted by the recognition in the second quarter of a $39 million non-cash tax asset for previously unrecorded tax benefits related to its United States operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s United States operations including an improved gold price environment.

o	Cash flow from operations in the first nine months and third quarter of 2003 were $268 million and $125 million, respectively, a decrease of $5 million and an increase of $23 million from the corresponding periods in 2002. The year to date decrease of 2% primarily reflects increased expenditures on deferred stripping, taxes and non mine operating costs (including exploration and resource development, technology and other) mostly offset by higher cash mine operating earnings. The third quarter increase of 23% primarily reflects higher cash mine operating earnings partially offset by increased expenditures on deferred stripping and non mine operating costs (including exploration and resource development, technology and other).

o	Consolidated gold production in the first nine months of 2003 was 2,775,000 ounces, an increase of 49% compared with the prior year period due to the acquisition of AurionGold Limited ("AurionGold") in the fourth quarter of 2002, the acquisition of East African Gold Mines Limited (“East African Gold”) effective July 23, 2003 and increased production from the Golden Sunlight, Porgera and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

o	Compared to the prior year nine-month period, Placer Dome’s share of unit cash and total costs(i) increased by 21% and 19% to $214 and $270 per ounce of gold, respectively. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($11 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $14 per ounce) and increased global energy costs ($8 per ounce) and operational issues at certain mine sites. Cash costs and total costs per ounce in the first nine months of 2003 were within the forecast range included in the Corporation’s June 30, 2003 Second Quarter Report.

o	Consolidated copper production decreased 2% and cash costs per pound(i) increased 16% compared with the prior year nine month period due to lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar against the United States dollar and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

o	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $371 per ounce of gold in the first nine months of 2003, and $392 per ounce of gold in the third quarter of 2003, a premium of $17 and $29 per ounce, respectively, over the average spot price. This contributed $47 million and $25 million to revenue in the respective periods. During the nine months ended September 30, 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.2 million ounces to 10.4 million ounces, excluding the 0.8 million ounces from the East African Gold acquisition, or 20% of 2002 year end gold reserves. On September 30, 2003, based on the closing spot price of gold of $388 per ounce and an Australian to U.S. dollar (AUD / USD) exchange rate of $1.4609, the negative mark-to-market value of the precious metals sales and derivative program was approximately $388 million. Included in this is the mark-to-market value of the East African Gold Mines’ hedge book of negative $71 million.

o	At September 30, 2003, the Corporation had $216 million in cash and short-term investments and $828 million in total debt outstanding. The debt includes $200 million of 6.375% 30- year debentures raised through a private placement during the first quarter of 2003 and $164 million in short-term debt used to finance a portion of the East African Gold purchase price. Debt repayments by the Corporation during the first nine months of 2003 totalled $529 million including $137 million of debt acquired in the AurionGold transaction, redemption of $185 million of Preferred Securities and the scheduled repayment of $200 million in bonds. On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year and $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share.

o	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold. The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome (for details of the purchase price allocation, see note 3(a) to the unaudited consolidated financial statements). A portion of the purchase price was paid from cash and short-term investments with the majority of the purchase price initially being financed by short-term borrowings. In addition to this consideration, the acquisition included East African Gold’s $43 million in project financing. The transaction provided Placer Dome with the North Mara open pit gold mine in Northern Tanzania which, based on mineral reserves as at December 31, 2002 of 2.94 million ounces, East African Gold had forecast to produce a life of mine average of approximately 220,000 ounces per year at cash costs of $200 per ounce, as well as an extensive land package in the area. As a condition of the project financing, East African Gold entered into forward sales contracts of gold due for delivery at 25,000 ounces per quarter until August 2011 at a flat gold price of $309 per ounce. The results of operations of East African Gold have been included in the accompanying interim financial statements from July 23, 2003 forward. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is planned at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004.

o	Placer Dome has agreed to enter into, but has not yet completed, a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge in Nevada. The joint venture will be limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome will retain 100% ownership of properties outside the area of influence. Placer Dome will own 75% of the joint venture and will be the operator. Newmont will acquire a 25% equity position in the Turquoise Ridge and Getchell deposits. Under an ore sales agreement, Newmont will purchase up to approximately 2,000 tonnes per day of joint venture ore and process it at cost at their nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. This will also reduce Placer Dome’s expected life of mine capital investment in Turquoise Ridge by over $40 million as well as eliminating the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The 2% net smelter return royalty Placer Dome currently pays Newmont will be eliminated. In addition to these savings, the formation of the joint venture will provide an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposits. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan.

o	In September 2003, Placer Dome approved the development of Stage 5B of the open pit at Golden Sunlight. Production from Golden Sunlight will be suspended in December 2003 until ore is delivered from Stage 5B. Pre-stripping of Stage 5B started in September 2003 with production scheduled to commence in mid 2005 and continue until 2008. Stage 5B is expected to produce over 520,000 ounces at estimated cash and total costs per ounce of $252 and $263, respectively. Capital costs, principally overburden removal for Stage 5B, are estimated at $39 million.

o	During the third quarter of 2003, work continued on the South Deep Twin Shaft project which is now entering the final stages of development. Earlier expectations for completion had not made adequate time allowances for the installation of precision engineered suspended steel towers in the lower sections of the main shaft. Engineering evaluations of the time to completion are ongoing, and, given recent technical assessments of the installation tolerances for the remaining steel columns, and recent tower installation experience, the joint venture has decided to provide more time for installation and testing to ensure long-term shaft performance objectives will be achieved. Accordingly, the estimated commissioning timeframe of the main shaft, previously targeted for late 2003, with full operation by 2004, is being reassessed. A new timeline will be available during the fourth quarter of this year after the engineering evaluations of installation time requirements are completed based on recent experience and continuing work. Assuming a delay until the fourth quarter of 2004, production in 2004 would be in line with annualized third quarter 2003 levels. This decision is not expected to result in significant additional capital costs, but will cause a delay in realizing the cost efficiencies related to the ramp-up of operations.

o	Stage 1 of Granny Smith’s Wallaby pit was completed during the third quarter, leaving Stage 2 as the main ore source. A number of ore zones at the bottom of Stage 1 did not realize expected ore tonnages. Accordingly, the block model has been revised after in-fill drilling and structural reinterpretation. The new model suggests that a proportion of the lower fresh ore structures are thinner than originally interpreted from feasibility modeling. This is expected to result in a decrease of approximately 400,000 ounces in the Wallaby open pit mineral reserve, the estimate of which will be finalized by year end.

o	Placer Dome’s share of gold and copper production in 2003 is forecast at approximately 3.7 million ounces and 400 million pounds, respectively. Placer Dome’s share of cash and total production costs per ounce of gold are estimated to be approximately $210 to $215 and $270 to $275, respectively. Cash and total production costs per pound of copper are estimated to be $0.53 and $0.67, respectively.

o	As at October 24, 2003, the Corporation had 409,870,520 Common Shares outstanding.

(i)

These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 8 “Non-GAAP Measures” of this Management's Discussion and Analysis.

   2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

		For the nine months ended September 30						Estimated annual 2003

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 12	267	18.0	95.8	147,627 +1%	199 270	193,000	200 270
	2002	$ 9	261	18.0	96.2	145,602	171 243

Dome (3)	100% 2002	(3)	1,673	2.4	91.8	118,663	245 328

Musselwhite	68% 2003	2	664	5.5	95.6	111,299 +16%	250 329	135,000	263 341
	2002	-	546	5.8	95.3	96,323	224 292

Porcupine (3)	51% 2003	14	1,587	3.6	92.5	172,070 +273%	212 270	226,000	222 286
	2002	-	545	2.9	91.9	46,154	247 303

United States
Bald Mountain (4)	100% 2003	5	4,008	0.7	n/a	73,876 -47%	237 283	93,000	202 268
	2002	17	3,156	1.4	n/a	138,576	135 184

Cortez (4)(5)	60% 2003	87	n/a	n/a	n/a	498,728 +1%	129 165	650,000	130 170
	2002	65	n/a	n/a	n/a	495,582	131 170

Golden Sunlight	100% 2003	36	1,743	3.9	82.8	181,134 +198%	145 152	215,000	160 175
	2002	(5)	1,672	1.5	77.2	60,809	364 398

Turquoise Ridge(6)	100% 2003	3	-	-	-	54,706 -0%	226 231	89,000	235 240
	2002	-	-	-	-	54,806	107 179

Australia
Granny Smith (7)	100% 2003	9	2,927	2.4	88.2	201,704 -12%	237 307	260,000	230 300
	60% 2002	36	1,778	4.3	93.9	228,877	118 146

Henty (7)	100% 2003	2	219	10.5	95.1	70,934 n/a	213 296	95,000	220 300

Kalgoorlie West (7)	100% 2003	(4)	2,619	3.6	95.2	290,962 n/a	269 360	375,000	270 340

Kanowna Belle (7)	100% 2003	7	1,408	4.9	89.1	187,547 n/a	202 311	242,000	200 300

Osborne (8)	100% 2003	n/a	1,125	0.9	80.0	25,298 -8%	n/a n/a	37,000	n/a n/a
	2002	n/a	1,102	1.0	79.6	27,575	n/a n/a

Papua New Guinea
Misima (9)	80% 2003	1	3,288	0.8	87.6	71,611 -19%	272 307	80,000	280 320
	2002	11	3,508	0.9	88.6	88,770	187 206

Porgera (7)	75% 2003	28	3,134	5.4	87.6	465,995 +138%	252 293	600,000	255 300
	50% 2002	(1)	1,463	4.7	85.3	195,537	230 288

Chile
La Coipa (10)	50% 2003	4	2,350	1.0	84.4	65,190 -3%	216 300	85,000	215 298
	2002	(1)	2,347	1.1	84.6	67,422	230 312

South Africa
South Deep (11)	50% 2003	5	707	7.6	96.9	166,091 +18%	280 321	233,000	274 316
	2002	9	655	6.9	96.6	140,990	198 233

Tanzania
North Mara (12)	100% 2003	1	351	3.2	94.4	37,154 n/a	219 319	85,000	219 319

Metal hedging revenue	2003	47
	2002	72

TOTAL GOLD (2)	2003	$ 255				2,821,926 +48%	214 270	3,693,000	210-215 270-275
	2002	$ 210				1,905,686	177 226

COPPER
Osborne (8)	100% 2003	2	1,125	2.9	95.8	68,000 -9%	0.57 0.70	85,000	0.59 0.71
	2002	7	1,102	3.3	95.9	74,644	0.48 0.60

Zaldivar (4)	100% 2003	31	13,067	1.0	n/a	246,295 -1%	0.51 0.66	323,000	0.52 0.66
	2002	29	11,783	1.1	n/a	244,991	0.44 0.59

Metal hedging revenue	2003	-
	2002	-

TOTAL COPPER	2003	$ 33				314,295 -2%	0.52 0.67	408,000	0.53 0.67
	2002	$ 36				319,635	0.45 0.59

Other (1)	2003	(18)
	2002	(5)

CONSOLIDATED MINE	2003	$ 270
OPERATING EARNINGS(1)	2002	$ 241

PRODUCTION AND OPERATING SUMMARY

		For the Third Quarter

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 5	80	19.4	95.6	47,263 -1%	199 274
	2002	$ 4	94	16.4	96.0	47,813	177 247

Dome (3)	100% 2002	(1)	-	-	-	-	- -

Musselwhite	68% 2003	2	232	5.7	96.0	39,639 +22%	232 313
	2002	-	197	5.4	95.1	32,457	236 306

Porcupine (3)	51% 2003	7	543	3.6	93.3	60,137 +30%	199 255
	2002	-	545	2.9	91.9	46,154	247 303

United States
Bald Mountain (4)	100% 2003	2	589	0.7	n/a	20,084 -64%	226 278
	2002	9	1,462	1.1	n/a	55,303	146 192

Cortez (4)(5)	60% 2003	26	n/a	n/a	n/a	155,619 +3%	140 176
	2002	18	n/a	n/a	n/a	151,376	151 195

Golden Sunlight	100% 2003	13	590	3.9	83.2	62,418 +220%	143 135
	2002	(2)	540	1.5	76.6	19,493	417 453

Turquoise Ridge(6)	100% 2003	2	-	-	-	39,614 +1286%	230 236
	2002	-	-	-	-	2,859	107 179

Australia
Granny Smith (7)	100%/60% 2003	1	971	2.6	88.4	73,392 -0%	288 345
	2002	11	595	3.9	91.8	73,640	139 171

Henty (7)	100% 2003	1	74	11.9	97.1	27,562 n/a	197 280

Kalgoorlie West (7)	100% 2003	1	894	3.2	95.8	92,323 n/a	288 369

Kanowna Belle (7)	100% 2003	2	465	5.3	88.5	58,559 n/a	202 309

Osborne (8)	100% 2003	n/a	380	0.9	81.4	9,087 +6%	n/a n/a
	2002	n/a	378	1.0	79.4	8,559	n/a n/a

Papua New Guinea
Misima (9)	80% 2003	(3)	1,079	0.8	88.2	24,347 -18%	284 361
	2002	3	1,198	0.9	88.0	29,538	201 216

Porgera (7)	75% 50% 2003	17	1,085	6.3	88.4	180,400 +570%	220 257
	2002	(6)	88	6.3	93.1	26,937	255 307

Chile
La Coipa (10)	50% 2003	2	813	1.0	82.1	24,867 +4%	188 272
	2002	(1)	777	1.3	85.6	23,877	256 338

South Africa
South Deep (11)	50% 2003	2	275	7.3	97.4	61,707 +19%	294 333
	2002	2	237	6.9	96.2	51,952	220 257

Tanzania
North Mara (12)	100% 2003	1	351	3.2	94.4	37,154 n/a	219 319

Metal hedging revenue	2003	25
	2002	18

TOTAL GOLD	2003	$ 104				1,014,172 +78%	216 269
	2002	$ 56				569,958	192 240

COPPER
Osborne (8)	100% 2003	1	380	2.7	96.1	22,104 -2%	0.58 0.70
	2002	2	378	3.0	96.1	22,653	0.53 0.67

Zaldivar (4)	50% 2003	14	4,742	1.2	n/a	82,980 +1%	0.50 0.65
	2002	8	3,945	1.1	n/a	82,178	0.46 0.59

Metal hedging revenue	2003	-
	2002	1

TOTAL COPPER	2003	$ 15				105,084 +0%	0.52 0.66
	2002	$ 11				104,831	0.48 0.61

Other (1)	2003	(7)
	2002	-

CONSOLIDATED MINE	2003	$ 112
OPERATING EARNINGS(1)	2002	$ 67

Notes to the Production and Operating Summary Tables:

(1)

Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars. Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets for the tax effect of such differences. Other mine operating earnings includes a charge of $11 million (2002 — $1 million) and $4 million (2002 – nil) for the nine and three months ended September 30, 2003, respectively, related to the amortization of the property, plant and equipment allocation.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	September 30
	Third quarter		Nine months
	2003 $/oz	2002 $/oz	2003 $/oz	2002 $/oz
Direct mining expenses	192	175	193	163
Stripping and mine development adjustment	12	4	9	1
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(2)	(1)	(1)

Cash operating costs per ounce	204	178	202	164

Royalties	11	11	11	10
Production taxes	1	3	1	3

Total cash costs per ounce	216	192	214	177

Depreciation	30	35	31	39
Depletion and amortization	19	8	21	6
Reclamation and mine closure	4	5	4	4

Total production costs per ounce	269	240	270	226

(3)

Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of the Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months of the year, and the Porcupine Mine reflects 51% of the combined operation from July 1, 2002 onwards.

(4)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5)	The Cortez mine processes material by way of Carbon-in-leach (“CIL”) and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production ozs.

Carbon in leach For the nine months ended September 30 2003 2002 For the third quarter of 2003 2002	1,545 1,521 520 524	6.8 7.9 5.5 7.2	90.1% 88.7% 89.3% 88.1%	305,713 341,153 82,610 106,337

Heap leach For the nine months ended September 30 2003 2002 For the third quarter of 2003 2002	8,352 4,652 4,030 966	0.9 1.0 0.8 2.4	Note 4 Note 4 Note 4 Note 4	142,012 122,324 56,371 43,269

Sale of carbonaceous ore For the nine months ended September 30 2003 2002 For the third quarter of 2003 2002	278 127 103 8	6.7 8.6 5.9 8.0	85.0% 91.8% 57.1% 91.4%	51,003 32,105 16,638 1,770

Total For the nine months ended September 30 2003 2002 For the third quarter of 2003 2002	10,175 6,300 4,653 1,498	2.0 2.8 1.5 4.1	Note 4 Note 4 Note 4 Note 4	498,728 495,582 155,619 151,376

(6)	Production from Turquoise Ridge relates to third party ore sales.

(7)

On October 22, 2002, Placer Dome gained control of AurionGold. This increased the company’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to the Corporation’s holdings.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)

Silver is a by-product at the Misima Mine. For the nine and three months ended September 30, 2003, Misima produced 435,000 and 110,000 ounces of silver, respectively, compared with 527,000 and 186,000 ounces for the respective prior year periods. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into the first quarter of 2004.

(10)

Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 110,056 and 42,891 ounces, respectively for the nine and three month periods ended September 30, 2003 and 106,544 and 35,664 ounces, respectively, for the comparative period year periods. At La Coipa, production for silver was 3.3 million and 1.3 million ounces for the nine and three months ended September 30, 2003, respectively, and 2.6 million and 0.8 ounces for the comparative prior year periods.

(11)

Estimated 2003 annual unit costs for the South Deep mine are based on a rand to US dollar exchange rate of 7.25:1 for the fourth quarter of the year, any change from this will have an impact on the unit costs. At September 30, 2003 this exchange rate was approximately 7.0:1.

(12)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owns 100% of the open pit North Mara mine in northern Tanzania.

Mine operating earnings for the third quarter of 2003 were $112 million, an increase of 67% or $45 million over the comparative 2002 period due to higher contributions from both gold and copper.

Gold operating earnings were $104 million in the third quarter of 2003 compared with $56 million in the third quarter of 2002 due to higher sales volume and price realized partially offset by higher unit costs. Gold sales revenue for the quarter was $384 million compared with $197 million in the prior year period, an increase of 95% reflecting a 74% increase in sales volume and a $45 per ounce increase in the average realized price. The higher sales volume in 2003 reflected the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003. Consolidated gold production for the third quarter of 2003 increased by 80% to 995,000 ounces from 553,000 in the comparative 2002 period. The increase is primarily due to the acquisitions of AurionGold and East African Gold and increased production from the Porgera, Golden Sunlight and Turquoise Ridge mines partially offset by lower production from the Bald Mountain and Granny Smith mines.

The increase in average realized sales price was due to a 16% increase in the average spot gold price and an increase in the contribution from Placer Dome’s precious metals sales program to $25 million in the third quarter of 2003 from $18 million in the third quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the third quarter of 2003 were $216 and $269, respectively, compared with $192 and $240 in the prior year period. The increase in cash costs per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $14 per ounce); and increased global energy costs ($6 per ounce) partially offset by improved operating results at certain mine sites.

Copper operating earnings of $15 million in the third quarter of 2003 were 36% higher than the comparative 2002 period as increased revenues due to higher realized copper prices more than offset higher costs. Copper sales revenue for the quarter was $79 million compared with $77 million in the 2002 period, reflecting a 17% increase in average realized price and a 15% decrease in sales volume. Consolidated copper production in the third quarter of 2003 was 105 million pounds (48,000 tonnes), approximately the same as the prior year period. Cash and total production costs per pound of copper for the period were $0.52 and $0.66, respectively, compared with $0.48 and $0.61, respectively, in 2002. The increase in unit production costs reflects higher energy costs, the appreciation of the Australian dollar against the United States dollar and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

Canada

o

Production at the Campbell Mine in the third quarter of 2003 was similar to the prior year period as anticipated lower throughput was offset by higher grade. Cash costs per ounce increased by $22 or 12% from the prior period primarily due to the stronger Canadian dollar. The DC zone project is proceeding on plan and on budget with the structure being intersected ahead of schedule and detailed mapping and sampling currently being performed.

o

At the Musselwhite Mine, Placer Dome’s share of production for the third quarter of 2003 was 22% higher than the prior year period primarily due to increased throughput. Cash costs per ounce for the quarter decreased by $4, or 2% from the prior year period as the increased production was mostly offset by higher development costs and the stronger Canadian dollar.

o

Placer Dome’s share of production in the third quarter of 2003 for the Porcupine Joint Venture was 30% higher than the prior year period due primarily to higher grade ore from the Hoyle Pond mine partially offset by the impact of power outages experienced in Ontario in August. Cash costs per ounce decreased by $48, or 19% from the prior year period as increased production and lower labour costs were partially offset by the stronger Canadian dollar. The Dome underground mine, which was expected to close in December 2003, is now scheduled for closure in March 2004. Overburden removal at the Pamour mine is expected to commence in the first quarter of 2004 with gold production expected to start in early 2005.

United States

o

Placer Dome’s share of production from the Cortez Mine in the third quarter of 2003 was similar to that of the comparative 2002 period. Cash costs per ounce were $140 or, 7% lower than the prior year period. In-fill drilling and metallurgical work continued at the Cortez Hills deposit during the quarter.

o

Production at Bald Mountain in the third quarter of 2003 was 64% less than in the prior year period with a commensurate increase in cash costs due to the planned processing of stockpiled ore. Mining activities at site during the quarter focussed on the pre-stripping of Top Pit Stage 7.

o

Production at Golden Sunlight was 220% greater than in the prior year period with a commensurate decrease in unit cash costs due primarily to the processing of higher grade ore in the current period and the fact that mine feed was supplemented by lower grade stockpile material in the prior year period. Mining from the open pit ceased in August of this year and Golden Sunlight is expected to source ore from underground until December 2003. As a result of the extension of mining activities to the end of the year, the mine’s 2003 production forecast has been updated to 215,000 ounces from the 143,000 ounces disclosed in the Corporation’s June 30, 2003 Second Quarter Report.

In September 2003, Placer Dome approved the development of Stage 5B of the open pit at the Golden Sunlight Mine. Production from Golden Sunlight will be suspended in December 2003 until ore is delivered from Stage 5B. Pre-stripping of Stage 5B started in September 2003 with production scheduled to commence in mid 2005 and continue until 2008. Stage 5B is expected to produce over 520,000 ounces at estimated cash and total costs per ounce of $252 and $263, respectively. Capital costs, principally overburden removal for Stage 5B, are estimated at $39 million.

o

Production at Turquoise Ridge was 39,614 ounces from contract mining at the Getchell underground and development work at the Turquoise Ridge mine. As a result of the inclusion of development ore from the Turquoise Ridge mine, the site’s updated forecast for 2003 calls for cash and total costs per ounce of $235 and $240 increased from $172 and $190, respectively, as disclosed in the Corporation’s June 30, 2003 Second Quarter Report.

Placer Dome has agreed to enter into, but has not yet completed, a joint venture agreement with Newmont at Turquoise Ridge in Nevada. The joint venture will be limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome will retain 100% ownership of properties outside the area of influence. Placer Dome will own 75% of the joint venture and will be the operator. Newmont will acquire a 25% equity position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tonnes per day of joint venture ore and process it at cost at their nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. This will also reduce Placer Dome’s expected life of mine capital investment in Turquoise Ridge by over $40 million as well as eliminating the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The 2% net smelter return royalty Placer Dome currently pays Newmont will be eliminated. In addition to these savings, the formation of the joint venture will provide an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposits. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan.

Australia and Papua New Guinea

o

At the Porgera Mine, Placer Dome’s share of production in the third quarter of 2003 was 570% above 2002 levels primarily due to an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002 and production interruptions in the prior year period due to vandalism which impacted the mine’s power supply. Cash costs per ounce were $35 or 14% less than the prior period, as increased production more than offset the strengthening Australian dollar and the Papua New Guinean Kina and increased fuel and maintenance costs. In October 2003, a power outage caused by isolated vandalism resulted in a suspension of production for six days. As a result of continued strong production this year, the joint venture has updated its 2003 production forecast to 600,000 ounces from the 586,000 ounces disclosed in the Corporation’s June 30, 2003 Second Quarter Report.

o

At the Granny Smith Mine, Placer Dome’s share of production for the third quarter was similar to that of the prior year period as lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low-grade ore to supplement mill feed were offset by increased throughput and the ownership of an additional 40% for the entire quarter. Cash costs per ounce were $288 or a 107% increase over the prior year period due to increased costs associated with the higher throughput, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar.

Stage 1 of the Wallaby pit was completed during the third quarter, leaving Stage 2 as the main ore source. A number of ore zones at the bottom of Stage 1 did not realize expected ore tonnages. Accordingly, the block model has been revised after in-fill drilling and structural reinterpretation. The new model suggests that a proportion of the lower fresh ore structures are thinner than originally interpreted from feasibility modeling. This is expected to result in a decrease of approximately 400,000 ounces in the Wallaby open pit mineral reserve, the estimate of which will be finalized by year end.

Portal construction has commenced as part of the recently approved Wallaby Underground Feasibility Study. The study will be conducted over the next 18 months with the primary goal of proving up the Zone 60 ore body. Delineation drilling will be conducted from surface within the Wallaby open pit and from underground drill drives. The study will also include trial underground mining in one of the upper zones in the proposed underground complex. This trial is expected to result in the production of approximately 75,000 additional ounces in the period resulting in the feasibility study being cost neutral. On the exploration front, a sale and purchase agreement, subject to Australian regulatory approval, for the Mt. Morgans tenements to the west of Wallaby was executed with Barrick Australia in October 2003. This prospective land package will be a focal point of exploration during 2004.

o

Production from Kalgoorlie West during the third quarter of 2003 was 92,323 ounces at cash and total costs per ounce of $288 and $369, respectively. Production was 17% below that achieved in the second quarter of 2003 primarily due to lower grade as a result of changes in mining sequences and the use of low-grade ore to supplement mill feed. Cash costs per ounce were above planned levels primarily due to additional costs associated with processing stockpiled ore, unplanned maintenance and the strengthening of the Australian dollar against the U.S. dollar. Total costs per ounce include depreciation associated with the fair value allocation from the AurionGold acquisition. As a result of continued strong production during the third quarter, the mine has updated its 2003 production forecast to 375,000 ounces from the 340,000 ounces disclosed in the Corporation’s June 30, 2003 Second Quarter Report.

o

At the Kanowna Belle Mine, production for the third quarter was slightly above plan at 58,559 ounces. Cash costs per ounce of $202 were higher than planned for the period due to backfill costs, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Total costs per ounce include depreciation associated with the fair value allocation from the AurionGold acquisition.

South Africa and Tanzania

o

At the South Deep Mine, Placer Dome’s share of production for the third quarter of 2003 was 61,707 ounces, the highest quarterly total since Placer Dome entered the joint venture. This 19% increase over the prior year period was due to increased throughput and higher grades. Unit cash and total production costs increased by 34% and 30%, respectively, due to a 29% appreciation in the rand relative to the U.S. dollar and higher energy and consumable costs partially offset by increased production. As a result of the continued strength of the South African rand, the joint venture’s updated forecast for 2003 calls for cash and total costs per ounce of $274 and $316 increased from $262 and $302, respectively, as disclosed in the Corporation’s June 30, 2003 Second Quarter Report.

During the quarter, work continued on the South Deep Twin Shaft project which is now entering the final stages of development. Earlier expectations for completion had not made adequate time allowances for the installation of precision engineered suspended steel towers in the lower sections of the main shaft. Engineering evaluations of the time to completion are ongoing, and, given recent technical assessments of the installation tolerances for the remaining steel columns, and recent tower installation experience, the Corporation has decided to provide more time for installation and testing to ensure long term shaft performance objectives will be achieved. Accordingly, the estimated commissioning timeframe of the main shaft, previously targeted for late 2003, with full operation by 2004 is being reassessed. A new timeline will be available during the fourth quarter of this year after the engineering evaluations of installation time requirements are completed based on recent experience and continuing work. Assuming a delay until the fourth quarter of 2004, production in 2004 would be in line with annualized third quarter 2003 levels. This decision is not expected to result in significant additional capital costs, but will cause a delay in realizing the cost efficiencies related to the ramp-up of operations.

On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. Placer Dome submitted its formal response to the government and also participated in joint submissions from industry associations. The South African government has announced that the draft Bill will be delayed until after the announcement of the national budget in February 2004. If approved, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within five years of the proclamation.

o

On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited. The transaction provided Placer Dome with the North Mara open pit gold mine in Northern Tanzania which, based on mineral reserves as at December 31, 2002 of 2.94 million ounces, East African Gold had forecast to produce a life of mine average of approximately 220,000 ounces per year at cash costs of $200 per ounce as well as an extensive land package in the area. The results of operations of the North Mara mine have been included from July 23, 2003 forward. In the two months since acquisition, the mine has produced 37,154 ounces at cash and total costs per ounce of $219 and $319, respectively. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is planned at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004.

Chile

o

At the Zaldívar Mine, copper production for the third quarter of 2003 was 83.0 million pounds, in line with the prior year period. Cash and total costs per pound during the period were $0.50 and $0.65, an increase of 9% and 10%, respectively over the prior year period, due to higher fuel costs and acid consumption along with unplanned maintenance costs.

3. Other Income and Expenses

Costs related to general and administrative, exploration, technology, resource development and other totalled $145 million and $54 million in the first nine months and third quarter of 2003, respectively, an increase of $58 million and $23 million from the prior comparative periods. The $23 million and $8 million respective increases in exploration were due to additional mine site exploration primarily at Cortez, Kalgoorlie West, Kanowna Belle, Musselwhite and North Mara. The $26 million and $12 million respective increases in resource development, technology and other were due to amortization of the fair value allocated to undeveloped mineral interests acquired with AurionGold in excess of the estimated residual value of the interests, expenditures on the Pueblo Viejo feasibility study, Donlin Creek and Placer Dome’s enterprise-wide business process improvements initiative and operating expenditures unrelated to current operations including standby costs at Turquoise Ridge. The increase in general and administration costs was primarily due to costs associated with the integration of the AurionGold and East African Gold operations and the weakening of the U.S. dollar.

Pre-tax non-hedge derivative gains (losses) in the first nine months and third quarter of 2003 were a gain of $44 million and a loss of $33 million, respectively (2002 — gain of $8 million and loss of $5 million, respectively). Included in these amounts are a net unrealized non-cash gain of $41 million and loss of $35 million for the first nine months and third quarter, respectively (2002 – gain of $14 million and loss of $3 million, respectively) primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The impacts in the periods reflect the strengthening of the Australian dollar relative to the United States dollar offset by an increasing gold price.

Investment and other business income in the first nine months and third quarter of 2003 were $34 million and $6 million, respectively, compared with $32 million and $11 million in the comparative prior year periods. The increase in the nine-month period was due to non-cash foreign exchange gains, the receipt, in the first quarter of 2003, of a payment of damages awarded by the High Court of Australia in a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property in the first quarter of 2003 partially offset by the expensing of $5 million on the redemption of $185 million of Preferred Securities in the second quarter of the year due to the write-off of remaining unamortized issue costs and dividend income of $5 million from Placer Dome’s investment in AurionGold in the third quarter of 2002. The decrease in the third quarter was primarily due to the above mentioned dividend from AurionGold in 2002.

Interest and financing expenses were $46 million and $13 million in the first nine months and third quarter of 2003, respectively (2002 — $48 million and $16 million). The decrease in the nine-month period relates to savings due to the redemption of $185 million of Preferred Securities and the repayment of $200 million of unsecured bonds in the second quarter of 2003 partially offset by costs related to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March 2003 private placement of $200 million of debentures. The decrease in the third quarter of 2003 related to the repayment of debt earlier in the year.

Income and resource tax recoveries during nine months ended September 30, 2003 were largely due to the recognition of a $39 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s United States operations, an amount that is estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the United States operations including an improved gold price environment. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes” Placer Dome will not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period. During the third quarter of 2003, an additional $10 million of the deferred tax asset was utilized against taxable earnings for Placer Dome’s United States operations. After taking the second quarter adjustment and the third quarter utilization into account, at September 30, 2003, Placer Dome has a deferred tax asset of $139 million for loss and tax credit carry forward amounts relating to its United States operations against which a $100 million valuation allowance has been recorded.

The first nine months of 2003 net earnings include the effect of the adoption of a new standard (SFAS 143 ‘Accounting for Asset Retirement Obligations’) relating to accounting for post mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(a) to the financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. It is expected that the application of this new standard will increase the volatility of mine operating earnings. Net earnings for the first nine months of 2002 included a non-cash charge of $8 million (pre and after tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations in the first nine months and third quarter of 2003 were $268 million and $125 million, respectively, a decrease of $5 million and an increase of $23 million from the corresponding periods in 2002. The year to date decrease of 2% primarily reflected increased expenditures on deferred stripping, taxes and non mine operating costs (including exploration and resource development, technology and other) mostly offset by higher cash mine operating earnings. The third quarter increase of 23% primarily reflected higher cash mine operating earnings partially offset by increased expenditures on deferred stripping and non mine operating costs (including exploration and resource development, technology and other).

Cash flow used in investing activities included the $255 million to acquire East African Gold, net of that company’s $3 million in cash on completion of the transaction. Expenditures on property, plant and equipment in the first nine months and third quarter of 2003 amounted to $150 million and $57 million, respectively, increases of $56 million and $29 million compared with corresponding prior year periods. The expenditures for the nine months included outlays of $47 million for the main shaft and underground development at the South Deep Mine (2002 — $36 million), $21 million for processing enhancements and development at Zaldívar (2002 — $6 million), $11 million for DC Zone development and other items at Campbell and a total of $26 million relating to development and equipment enhancement at the Henty, Kalgoorlie West and Kanowna Belle properties.

Consolidated current and long-term debt balances at September 30, 2003, were $828 million, compared with $947 million at December 31, 2002. Financing activities in the third quarter of 2003 included the issuance of $164 million in commercial paper used to finance a portion of the East African Gold purchase price. Additional financing activities in the first nine months of 2003 included the redemption of $185 million of 8.625% Preferred Securities, the repayment of $200 million of 7.125% unsecured bonds, the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30-year debentures raised through a private placement, all in the first half of the year. Long-term debt and capital lease repayments in the first nine months and third quarter of 2002 were $34 million and nil, respectively. There were $41 million and $20 million of dividend payments in the first nine months and third quarter of 2003, respectively (2002 — $34 million and $18 million).

On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year at a price of 99.649% of their principal amount to yield 6.476%. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share.

Placer Dome intends to use the net proceeds to refinance the short-term debt borrowed in conjunction with the July 2003 acquisition of East African Gold, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

On September 30, 2003, consolidated cash and short-term investments amounted to $216 million, a decrease of $328 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $204 million was held by the Corporation and its wholly owned subsidiaries and $12 million by other subsidiaries. At September 30, 2003, Placer Dome also had approximately $685 million of undrawn bank lines of credit available. The $165 million in commercial paper issued as of September 30, 2003 is supported by the undrawn credit lines.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. See note 9 of the unaudited interim consolidated financial statements for detailed allocation of the metal sales and currency programs.

During the first nine months and third quarter of 2003, exclusive of the East African Gold committed ounces, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 2.2 million and 0.4 million ounces, respectively. Committed ounces were reduced during the first nine months of 2003 by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. Looking forward Placer Dome expects to reduce its maximum committed ounces to below 10 million ounces by December 31, 2003 (excluding the East African Gold committed ounces). This would represent a cumulative decrease in maximum committed ounces of more than 20% for the year. The acquisition of East African Gold in the third quarter added 0.8 million ounces of fixed forward contracts to Placer Dome’s precious metal sales program.

At the end of the first nine months of 2003, Placer Dome had committed a maximum of 11.2 million ounces of gold under its precious metal sales program, or approximately 20% of reported December 31, 2002 reserves, at an average expected realized price of approximately $386 per ounce for delivery over a period of 13 years. On September 30, 2003, based on spot prices of $388 per ounce for gold, $5.12 per ounce for silver and an AUD / USD exchange rate of $1.4609, the negative mark-to-market value of Placer Dome’s precious metal sales program was approximately $388 million, a decrease of $288 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an AUD / USD exchange rate of $1.7649). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on September 30, 2003 under prevailing market conditions without allowance for market illiquidity.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2002	(100)
Cash value realized	(24)
Change in spot price	(472)
Change in the AUD / USD exchange rate	319
Accrued contango	117
Change in volatility, interest rates and gold lease rates	(157)
Inclusion of the East African Gold Mines hedge book	(71)

Mark-to-market value at September 30, 2003	(388)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold Mines
precious metal hedge books remaining from the acquisitions by Placer Dome	212

Net unrealized mark-to-market value at September 30, 2003	(176)

The net unrealized mark-to-market value of negative $176 million reflects the income statement effect that Placer Dome could have incurred had it closed out its contracts on September 30, 2003. This amount is the negative mark-to-market balance of $388 million less the remaining amount of the deferred commodity derivative provision of $212 million recorded on Placer Dome’s balance sheet at September 30, 2003 that is primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market of forward and option contracts on September 30, 2003, was approximately negative $1 million (based on a spot copper price of $0.814 per pound) and positive $25 million (based on foreign exchange rates of CAD/USD – 1.3504; AUD/USD – 1.4609), respectively.

6. Outlook

Placer Dome’s share of gold and copper production in 2003, including the acquisition of East African Gold, is forecast at approximately 3.7 million ounces and 400 million pounds, respectively. Placer Dome’s share of cash and total production costs per ounce of gold are estimated to be approximately $210 to $215 and $270 to $275, respectively. Cash and total production costs per pound of copper are estimated to be $0.53 and $0.67, respectively.

Minera Mantos de Oro (“MDO”), a Chilean mining company 50% owned by Placer Dome, has entered into a joint venture agreement with Codelco, the Chilean state-owned copper company, for a feasibility study on the Purén deposit. Purén is located 12 kilometers from MDO’s La Coipa gold and silver mine in northern Chile. MDO has a 65% interest in the joint venture and expects to have completed a mineral resource estimate in compliance with National Instrument 43-101 of the Canadian Securities Administrators by the end of the year.

In 1998, Placer Dome obtained political risk insurance coverage with a consortium of international insurers for its investments in developing countries around the world. The policy provided Placer Dome with aggregate coverage of $400 million for political risk over a fixed five-year term to 2003. Subsequent to September 30, 2003 the policy expired. A new policy has been entered into with aggregate coverage of $320 million for political risk over a term ranging from three to five years expiring in 2006 and 2008.

In accordance with Placer Dome’s accounting policies, a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on its investment in Misima will be recognized on cessation of sales of gold from the property, currently expected to be in the first quarter of 2004.

Placer Dome’s share of capital expenditures in 2003 is anticipated to be approximately $245 million (excludes deferred stripping expenditures which are treated as operating for cash flow purposes), including $57 million at South Deep for the shaft and underground development, $35 million towards the start-up of Turquoise Ridge, $31 million at Zaldívar for processing enhancements, mine development and equipment and $27 million at Porgera for mine development. Exploration expenditures in 2003 will be approximately $75 million with $50 million allocated to mine sites. Placer Dome also plans to spend approximately $55 million on resource development, technology and related activities in 2003, an increase of $5 million over the $50 million disclosed in the Corporation’s Second Quarter Report.

7. Canadian GAAP

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management’s Discussion and Analysis focussing on these differences (see note 12 to the unaudited consolidated financial statements).

8. Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period, as follows:

	September 30
	Third Quarter		Nine Months
	2003	2002	2003	2002
Cash from operations ($ millions)	125	102	268	273

Weighted average number of common	409.3	345.9	409.0	335.2
shares (millions)

Cash from operations per common share	$0.31	$0.29	$0.66	$0.81

Return on Net Assets

Return on Net Assets in this document is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity. In addition to its use as a measure of corporate performance, Return on Net Assets is also used by Placer Dome as a measure of management performance.

	September 30
	Third Quarter		Nine Months
	2003 $	2002 $	2003 $	2002 $
Earnings before taxes and other items	18	26	157	146
Add - Equity in earnings of associates	-	1	3	2
Add - Long-term financing charges	11	15	43	47

	29	42	203	195

Average net assets	2,928	2,403	3,031	2,373

Return on net assets	1.0%	1.8%	6.7%	8.2%

Average Net Assets

	As At
	September 30, 2003 $	June 30, 2003 $	December 31, 2002 $	September 30, 2002 $	June 30, 2002 $	December 31, 2001 $
Shareholders equity	2,293	2,276	2,159	1,752	1,437	1,343
Add - Long-term debt and capital	653	621	607	605	605	807
leases
Add - Current portion of long term	10	2	340	203	203	35
debt and capital leases

Net assets	2,956	2,899	3,106	2,560	2,245	2,185

Average net assets for the six months	3,031	-	-	2,373	-	-

Average net assets for the three	2,928	-	-	2,403	-	-
months

Unit cost

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

(in millions of dollars except production and unit costs) (i)

	Nine Months
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	794	207	-	-	486	127	-	-
Copper	(162)	(42)	162	42	(140)	(46)	140	46
Corporate (ii)	(3)	(16)	-	-	(2)	(4)	-	-

Related to precious	629	149	162	42	344	77	140	46
metals
Add La Coipa	22	8	-	-	24	9	-	-
Deduct minority interest	(6)	-	-	-	(5)	-	-	-
By-product	(3)	-	(9)	-	(3)	-	(8)	-
Reclamation	(13)	13	(1)	1	(8)	8	(1)	1
Inventories	(12)	(8)	4	1	2	(2)	(3)	(1)
Other (iii)	(9)	(3)	9	2	(15)	2	16	1

	608	159	165	46	339	94	144	47

Production reported (i)	2,822	2,822	314,295	314,295	1,906	1,906	319,635	319,635
Less Osborne gold ozs	(25)	(25)	-	-	(28)	(28)	-	-
Add La Coipa gold	45	45	-	-	39	39	-	-
equivalents ozs

Production base for	2,842	2,842	314,295	314,295	1,917	1,917	319,635	319,635
calculation

Unit costs (i)	214	56	0.52	0.15	177	49	0.45	0.14

	Third Quarter
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	284	68	-	-	169	39	-	-
Copper	(54)	(13)	54	13	(53)	(15)	53	15
Corporate (ii)	(3)	(5)	-	-	1	(2)	-	-

Related to metals	227	50	54	13	117	22	53	15
production
Add La Coipa	7	3	-	-	9	3	-	-
Deduct minority interest	(2)	-	-	-	(2)	-	-	-
By product	-	-	(3)	-	(1)	-	(2)	-
Reclamation	(6)	6	-	-	(2)	2	-	-
Inventories	-	(5)	4	-	(1)	(1)	(7)	(2)
Other (iii)	(5)	-	(1)	3	(10)	2	6	-

	221	54	54	16	110	28	50	13

Production reported (i)	1,014	1,014	105,084	105,084	570	570	104,831	104,831
Less Osborne gold ozs	(9)	(9)	-	-	(9)	(9)	-	-
Add La Coipa gold	19	19	-	-	12	12	-	-
equivalents ozs

Production base for	1,024	1,024	105,084	105,084	573	573	104,831	104,831
calculation

Unit costs (i)	216	53	0.52	0.14	192	48	0.48	0.13

(i)	Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii)	Corporate depreciation includes the amortization of tax gross ups (see note 4(b)(vi) to the unaudited consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Sales (note 4)	464	275	1,271	854
Cost of sales	284	169	794	486
Depreciation and amortization	68	39	207	127

Mine operating earnings (note 4(b))	112	67	270	241

General and administrative	12	9	37	28
Exploration	20	12	54	31
Resource development, technology and other	22	10	54	28

Operating earnings	58	36	125	154

Non-hedge derivative gains (losses)	(33)	(5)	44	8
Investment and other business income	6	11	34	32
Interest and financing	(13)	(16)	(46)	(48)

Earnings before taxes and other items	18	26	157	146

Income and resource tax recovery (provision)
(note 7)	3	2	7	(30)
Equity in earnings of associates	-	1	3	2
Minority interests	-	-	1	-

Net earnings before the cumulative effect of
changes in accounting policies	21	29	168	118

Changes in accounting policies (note 2)	-	-	(17)	(8)

Net earnings	21	29	151	110

Comprehensive income	27	32	163	118

Per common share
Net earnings (and diluted net earnings)
before the cumulative effect of changes in
accounting policies	0.05	0.08	0.41	0.35
Net earnings (loss)	0.05	0.08	0.37	0.33
Diluted net earnings (loss)	0.05	0.08	0.37	0.33
Dividends	0.05	0.05	0.10	0.10

Weighted average number of common shares (millions)
Basic	409.3	345.9	409.0	335.2
Diluted	410.0	346.0	409.7	335.3

        (See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)
(unaudited)

	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Operating activities
Net earnings	21	29	151	110
Add (deduct) non cash items
Depreciation and depletion	68	39	207	127
Amortization of stripping (note2(b))	17	8	47	26
Deferred stripping (note 2(c))	(11)	(1)	(44)	(13)
Unrealized losses (gains) on derivatives	34	3	(41)	(14)
Deferred commodity and currency sales contrac	(13)	-	(23)	-
and derivatives
Deferred reclamation	(2)	-	15	6
Deferred income and resource taxes	(19)	(4)	(76)	8
Changes in accounting policies (note 2)	-	-	17	8
Other items, net	7	4	24	9
Change in non-cash operating working capital	23	24	(9)	6

Cash from operations	125	102	268	273

Investing activities
Property, plant and equipment (note 2(c))	(57)	(28)	(150)	(94)
Purchase of East African Gold Limited (note 3(a)	(252)	-	(252)	-
Purchase of AurionGold Limited (note 3(b))	-	(34)	-	(34)
Short-term investments	-	(1)	(2)	(1)
Disposition of assets	1	2	4	8
Other, net	5	3	4	3

Cash used in investing	(303)	(58)	(396)	(118)

Financing activities
Short-term debt	164	-	165	(2)
Long-term debt and capital leases
Borrowings (note 8)	-	-	196	-
Repayments (note 8)	(3)	-	(529)	(34)
Common shares issued	9	-	11	23
Redemption of minority interest	-	-	(1)	(5)
Dividends paid
Common shares	(20)	(18)	(41)	(34)
Minority interest	(2)	(1)	(3)	(2)

Cash provided by (used in) financing	148	(19)	(202)	(54)

Increase (decrease) in cash and cash equivalents	(30)	25	(330)	101

Cash and cash equivalents
Beginning of period	237	509	537	433

End of period	207	534	207	534

        (See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	September 30 2003 $	December 31 2002 $
Current assets
Cash and cash equivalents	207	537
Short-term investments	9	7
Accounts receivable	97	99
Income and resource tax assets	24	10
Inventories (note 5)	228	202

	565	855

Investments	49	53
Goodwill (note 3)	284	200
Other assets (note 6)	157	154
Deferred commodity and currency sales contract and	28	-
derivatives
Income and resource tax assets	42	28
Deferred stripping	115	121
Purchased undeveloped mineral interests (note 3)	318	244
Property, plant and equipment (note 3)
Cost	4,588	4,224
Accumulated depreciation and amortization	(2,088)	(1,894)

	2,500	2,330

	4,058	3,985

LIABILITIES AND SHAREHOLDERS’ EQUITY

	September 30 2003 $	December 31 2002 $
Current liabilities
Accounts payable and accrued liabilities	218	194
Income and resource taxes liabilities	33	37
Current portion of long-term debt and capital leases
(notes 3 and 8)	10	340
Short-term debt (notes 3 and 8)	165	-

	426	571

Long-term debt and capital leases (notes 3 and 8)	653	607
Reclamation and post closure obligations (note 2(a))	229	179
Income and resource tax liabilities	177	195
Deferred commodity and currency sales contracts and
derivatives (note 3)	208	212
Deferred credits and other liabilities	72	62
Commitments and contingencies (notes 9, 10)
Shareholders' equity	2,293	2,159

	4,058	3,985

        (See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Common shares, beginning of period	1,994	1,282	1,992	1,259
Shares issued for acquisition of AurionGold Limited	-	302	-	302
Exercise of options	9	-	11	23

Common shares (i), end of period (note 11)	2,003	1,584	2,003	1,584

Unrealized gain on securities, beginning of period	5	5	6	1
Holding gains	2	3	1	7

Unrealized gain on securities, end of period	7	8	7	8

Unrealized hedging, beginning of period	12	2	4	1
Holding gains	4	-	12	1

Unrealized hedging, end of period	16	2	16	2

Minimum pension liability, beginning of period	(11)	-	(10)	-
Unrealized change	-	-	(1)	-

Minimum pension liability, end of period	(11)	-	(11)	-

Cumulative translation adjustment	(50)	(50)	(50)	(50)

Accumulated other comprehensive income	(38)	(40)	(38)	(40)

Contributed surplus, opening	59	58	60	57
Stock-based compensation	2	(1)	1	-

Contributed surplus, closing	61	57	61	57

Retained earnings, beginning of period	267	140	157	75
Net earnings	21	29	151	110
Common share dividends	(21)	(18)	(41)	(34)

Retained earnings, end of period	267	151	267	151

Shareholders' equity	2,293	1,752	2,293	1,752

(i)	Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at September 30, 2003 – 408,830,303 shares (December 31, 2002-408,741,574 shares).

        (see accompanying notes to consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1)

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. For further information, see the Corporation’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2002.

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management’s Discussion and Analysis focussing on these differences (see note 12). The consolidated net earnings under Canadian GAAP were $135 million and $117 million for the nine months ended September 2003 and 2002, respectively, and $19 million and $34 million for the third quarter of 2003 and 2002, respectively.

           Certain amounts for 2002 have been reclassified to conform with current year’s presentation.

2)	Change in Accounting Policies and Recent Accounting Pronouncements

(a)

On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase property, plant and equipment by $9 million and increase deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase property, plant and equipment by $9 million and increase deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(b)

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001, was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change in the nine and three months ended September 2002 was a non-cash increase in earnings on a pre and after-tax basis before the cumulative effect of the accounting change by $5 million ($0.02 per share) and $1 million (nil per share), respectively. The above items combined to result in a non-cash decrease in net earnings of $3 million and an increase of $1 million in the first nine months and third quarter of 2002, respectively.

(c)

During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from an investing activity to an operating activity. For the nine and three-month period ended September 30, 2002, $13 million and $1 million, respectively were reclassified.

3)	Business Acquisitions and Joint Venture

(a)

On July 23, 2003, the Corporation completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed by short term borrowings (see note 8). In addition to this consideration, the acquisition includes East African Gold’s $43 million in project financing (see note 8). The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania. The results of operations of East African Gold have been included in the accompanying interim financial statements from July 23, 2003 forward.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized in the first half of 2004 following the completion of an independent appraisal. The final allocations may differ materially from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of East African Gold (in millions):

Cash consideration	252
Plus - Direct acquisition costs incurred by Placer Dome	3

Total purchase price	255
Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt	43
Derivative instrument liabilities	53
Other non-current liabilities	4
Less-Fair value of assets acquired by Placer Dome
Cash	3
Other current assets	21
Mineral properties and mine development	84
Mine plant and equipment	74
Purchased undeveloped mineral interests	81
Deferred tax asset	21

Residual purchase price allocated to goodwill	84

As part of the purchase of East African Gold, Placer Dome acquired identifiable intangible assets, other than goodwill, valued at $81 million, primarily for undeveloped mineral interests. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $71 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)

In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition was accounted for using the purchase method, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized following the completion of an independent appraisal expected to be available during the fourth quarter of 2003. The final allocations may differ materially from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$ 9.09

Fair value of Placer Dome common stock issued	709

Plus - Cash consideration	63
Plus - Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785

Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	50
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	45
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	55
Mineral properties and mine development	481
Mine plant and equipment	155
Purchased undeveloped mineral interests	244
Deferred tax asset	65
Other long-term assets	12

Residual purchase price allocated to goodwill	200

As part of the purchase of AurionGold, Placer Dome acquired undeveloped mineral interests valued at $244 million. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $197 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(c)

Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

4)	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)	Product segments

	Sales by metal segment
	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Gold	384	197	1,038	637
Copper	79	77	229	214
Other	1	1	4	3

	464	275	1,271	854

(b)	Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine
	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Canada
Campbell	19	17	52	45
Dome (i)	-	1	-	38
Musselwhite	14	10	40	29
Porcupine (i)	23	13	65	13

	56	41	157	125

United States
Bald Mountain	8	21	28	43
Cortez	53	48	170	151
Golden Sunlight	23	6	65	19
Turquoise Ridge (ii)	11	-	16	10

	95	75	279	223

Papua New Guinea
Misima	12	13	35	37
Porgera (iv)	64	10	165	64

	76	23	200	101

Australia
Granny Smith (iv)	28	23	76	70
Henty (iii)	9	-	23	-
Kalgoorlie West (iii)	34	-	105	-
Kanowna Belle (iii)	21	-	73	-
Osborne	18	16	49	51

	110	39	326	121

South Africa
South Deep	21	15	57	41

Tanzania
North Mara (v)	17	-	17	-

Chile
Zaldivar	64	63	188	171

Metal hedging revenue	25	19	47	72
realized

	464	275	1,271	854

	Mine operating earnings
	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Canada
Campbell	5	4	12	9
Dome (i)	-	(1)	-	(3)
Musselwhite	2	-	2	-
Porcupine (i)	7	-	14	-

	14	3	28	6

United States
Bald Mountain	2	9	5	17
Cortez	26	18	87	65
Golden Sunlight	13	(2)	36	(5)
Turquoise Ridge (ii)	2	-	3	-

	43	25	131	77

Papua New Guinea
Misima	(3)	3	1	11
Porgera (iv)	17	(6)	28	(1)

	14	(3)	29	10

Australia
Granny Smith (iv)	1	11	9	36
Henty (iii)	1	-	2	-
Kalgoorlie West (iii)	1	-	(4)	-
Kanowna Belle (iii)	2	-	7	-
Osborne	1	2	2	7

	6	13	16	43

South Africa - South Deep	2	2	5	9

Tanzania - North Mara (v)	1	-	1	-

Chile - Zaldivar	14	8	31	29

Metal hedging revenue realized	25	19	47	72
Amortization of tax gross up(vi)	(4)	-	(11)	(1)
Other	(3)	-	(7)	(4)

	112	67	270	241

(i)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 (see note 3(c)).

(ii)	Results from Turquoise Ridge relate to third party ore sales.

(iii)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(b)).

(iv)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(b)).

(v)	Results include 100% of the North Mara Mine’s operating results from July 23, 2003 (see note 3(a)).

(vi)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets for the tax effect of such differences.

5)	Inventories comprise the following:

	September 30 2003 $	December 31 2002 $
Metal in circuit	95	87
Ore stockpiles	85	69
Materials and supplies	79	63
Product inventories	34	38

	293	257
Long-term portion of ore stockpiles	(65)	(55)

Inventories	228	202

6)	Other assets consist of the following:

	September 30 2003 $	December 31 2002 $
Sale agreement receivable (i)	68	72

Ore stockpiles (note 5)	85	69

Other	33	36

	186	177
Current portion of other assets	(29)	(23)

	157	154

(i)

In December 2000, Compania Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7)	Income and Resource Taxes

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its United States operations. At that time, a full valuation allowance had been set up against the asset. During the first two quarters of 2003, Placer Dome utilized $16 million of this deferred tax asset. As of June 30, 2003, Placer Dome determined that, due to a more positive outlook for its United States operations including an improved gold price environment, only $110 million of this valuation allowance was required. Pursuant to this, a non-cash credit of $39 million to income and resource tax recovery (provision) was recorded in the income statement during the second quarter of 2003, an amount that is estimated more likely than not to be realized beyond 2003. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes”, Placer Dome will not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period. During the third quarter of 2003, an additional $10 million of the deferred tax asset was utilized against taxable earnings for Placer Dome’s United States operations. After taking the second quarter adjustment and the third quarter utilization into account, at September 30, 2003, Placer Dome has a deferred tax asset of $139 million for loss and tax credit carry forward amounts relating to its United States operations against which a $100 million valuation allowance has been recorded.

8)	Long-term and Short-term Debt

Consolidated long-term debt and capital leases comprise the following:

	September 30	December 31
	2003 $	2002 $
Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum (i)	-	200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (i)	200	-
Preferred Securities, unsecured
Series A, December 31, 2045 at 8.625% per annum (i)	-	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium - term notes, unsecured	140	140
AurionGold Limited, unsecured (i)	-	137
East African Gold Limited, non-recourse (note 3(a)) (ii)	40	-
Short-term debt (iii)	165	-
Capital leases	6	8

	828	947
Short-term debt	(165)	-
Current portion of long-term debt	(10)	(340)

Long-term debt	653	607

(i)	On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On March 3, 2003, Placer Dome completed a private placement of $200 million 30-year debentures. The debentures carry an interest rate of 6.375% and are not convertible.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

(ii)

This loan relates to project financing for the North Mara mine and is non-recourse to Placer Dome. It bears interest at LIBOR plus 2.75% and is repayable over five years. As part of the loan agreement, East African Gold provided security including its North Mara mine. As a condition precedent to the loan, East African Gold entered into forward sales contracts at a flat forward price of $309 for a total of 900,000 ounces to be delivered between November 2002 and August 2011. At September 30, 2003, 800,000 ounces remain to be delivered into these contracts through August 2011.

(iii)	Short-term debt consists of commercial paper bearing interest rates of approximately 1% (see note 3(a)).

On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year at a price of 99.649% of their principal amount to yield 6.476%. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. A portion of the proceeds from the offerings was used to repay the outstanding short-term debt.

9)	Consolidated Metal Sales and Currency Programs

At September 30, 2003, based on the spot prices of $388.00 per ounce for gold, $5.12per ounce for silver and $0.814 per pound for copper and an AUD / USD exchange rate of $1.4609, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were approximately negative $388 million and negative $1 million, respectively. This does not take into the account the $212 million liability in Deferred commodity and currency sales contracts and derivatives as at September 30, 2003 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of its currency forward and option contracts on September 30, 2003, was approximately positive $25 million (based on foreign exchanges rates of C$/US$1.3504 and A$/US$1.4609), all of which has been recognized through earnings or other comprehensive income.

At September 30, 2003, Placer Dome’s consolidated gold sales program consists of:

	2003	2004	2005	2006	2007	2008	2009+	Total

Gold (000's ounces):

Forward contracts (i)
Fixed contracts
Amount	70	443	816	942	674	626	676	4,247
Average price ($/oz.)	359	337	341	343	366	375	398	359
Fixed interest floating lease rate
Amount	25	100	100	125	363	499	2,010	3,222
Average price ($/oz.)	309	309	309	313	390	407	468	433
A$ denominated forward contracts
Amount	49	203	254	216	235	70	130	1,157
Average price ($/oz.)	355	362	380	391	408	438	437	393

Total
Forward contracts	144	746	1,170	1,283	1,272	1,195	2,816	8,626

Call options sold and cap Agreements (ii)
Amount	51	523	254	204	100	200	-	1,332
Average price ($/oz.)	355	338	364	359	367	392	-	357
A$ denominated contracts
Amount	21	95	107	50	20	20	10	323
Average price ($/oz.)	356	358	356	392	432	446	474	376

Total
Call option sold and cap agreements	72	618	361	254	120	220	10	1,655

Total
Firm committed ounces (iii)	216	1,364	1,531	1,537	1,392	1,415	2,826	10,281

Contingent call options sold (iv)
Knock-in (up and in)
Amount	13	95	135	87	28	-	70	428
Average price ($/oz.)	351	360	353	357	385	-	376	361
Average barrier level ($/oz.)	380	386	384	396	437	-	376	389
Knock out (down and out)
Amount	10	25	41	43	72	110	218	519
Average price ($/oz.)	363	363	366	381	391	427	405	400
Average barrier level ($/oz.)	345	316	323	346	340	335	339	337

Total
Maximum committed ounces (v)	239	1,484	1,707	1,667	1,492	1,525	3,114	11,228

Put options purchased (vi)
Amount	281	1,590	467	482	317	154	261	3,552
Average price ($/oz.)	356	352	434	423	451	411	400	388

Put options sold (vii)
Amount	161	320	80	80	-	-	-	641
Average price ($oz.)	270	265	250	250	-	-	-	263

Contingent call options purchased not included in the above table total 0.6 million ounces at an average price of $371 per ounce.

	2003	2004	2005
Silver (000's ounces):
Call options sold (ii)
Amount	550	2,100	1,560
Average price ($/lb.)	5.48	5.26	5.25

Total committed amount	550	2,100	1,560

Put options purchased (viii)
Amount	300	2,100	1,560
Average price ($/lb.)	4.90	4.90	4.90

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	15.4	16.5	-
Average price ($/lb.)	0.77	0.843	-
Call options sold (ii)
Amount	28.1	19.8	-
Average price ($/lb.)	0.82	0.853	-

Total committed amount	43.5	36.3	-

Put options purchased (viii)
Amount	14.9	3.3	-
Average price ($/lb.)	0.76	0.801	-

Put options sold (iv)
Amount	9.9	9.9	-
Average price ($/lb.)	0.70	0.753	-

(i)

Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)

Fixed forward contracts — a sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)

Fixed interest floating lease rate contracts — a sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)

A$ denominated forward contracts – a sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.4609. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.4609.

(iii)

Firm Committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.4609. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of September 30, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

 Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

 Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At September 30, 2003, Placer Dome’s consolidated foreign currency program consists of:

	Maturity Period (to the year)	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars
Fixed forward contracts	2003	-	-
Put options sold	2003	$ 1	$ 1.5525
Total committed dollars		$ 1	$ 1.5525
Call options purchased	2003	$ 1	$ 1.5100
Australian dollars
Fixed forward contracts	2007	$ 144	$ 1.8149
Put options sold	2007	$ 87	$ 1.6080
Total committed dollars		$ 231	$ 1.7370
Call options purchased	2007	$ 137	$ 1.4548

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

10)	Commitments and Contingencies

a)	At September 30, 2003, Placer Dome has outstanding commitments aggregating approximately $40 million under capital expenditure programs.

b)

In September 1996, the Cortez Joint Venture submitted an Amendment to the Pipeline Plan of Operations for the Pipeline Infiltration Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management (“BLM”). The Plan Amendment expands by 600 acres the area of infiltration that Cortez may use to infiltrate mine dewatering water associated with dewatering of the Pipeline pit. A final Environmental Assessment was issued by the BLM in February of 1999. A Finding of No Significant Impact and Decision Record approving the Plan Amendment was issued by the BLM in March of 1999. In April of 1999, a Notice of Appeal was filed with the Interior Board of Land Appeals by the Western Shoshone Defense Project. In summary, the Western Shoshone Defense Project is alleging that the Pipeline Infiltration Project will degrade public lands in violation of federal and state law, violates the National Environmental Policy Act, and violates federal mining laws. On August 21, 2003, the IBLA issued an opinion that ruled in the Cortez Joint Venture’s favour on the claims of the Western Shoshone Defence Project and affirmed the BLM’s decision approving the project.

c)

On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. Placer Dome submitted its formal response to the government and also participated in joint submissions from industry associations. The South African government has announced that the draft Bill will be delayed until after the announcement of the national budget in February 2004. If approved, the draft Bill would provide for a 3% tax deductible royalty on gold revenues from Placer Dome’s share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within five years of the proclamation.

d)

In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest will increase by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest will increase by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999, Ontario mining tax and related interest will increase by approximately $20 million for this taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and expects the case to be heard in the first quarter of 2004. Despite the ruling at the Superior Court level, outside counsel’s view, on balance, is that Placer Dome should prevail on appeal. Should Placer Dome lose however, the total tax payable and interest would be approximately $71 million of which $37 million has been paid as noted above.

e)

In addition to the above, reference is made to note 18 to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management’s assessment of the risks.

11)	Common Shares

The Corporation follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation’s earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third quarter		Nine months
	2003 $	2002 $	2003 $	2002 $
Net earnings - as reported	21	29	151	110
Net earnings - pro forma	18	26	142	102
Net earnings per share - as reported	0.05	0.08	0.37	0.33
Net earnings per share - pro forma	0.04	0.07	0.35	0.30

12)	Canadian GAAP

a)	Reconciliation from U.S. GAAP to Canadian GAAP

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission (“U.S. GAAP”) which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”). The following is a reconciliation of the net earnings (loss) between the U.S. and the Canadian basis:

	September 30
	Third Quarter		Nine Months
	2003 $	2002 $	2003 $	2002 $
Net earnings reported under U.S. GAAP	21	29	151	110
Interest expense on preferred securities (i)	2	6	10	17
Unrealized non-hedge derivatives (ii)	4	4	(23)	(13)
Amortization of hedge book acquired (ii)	(8)	-	(13)	-
Difference due to write-down values for Osborne and	(3)	(1)	(9)	(9)
Porgera (iii)
Change in accounting policies (iv)	-	-	17	8
Loss on redemption of preferred securities (i)	-	-	5	2
Other	1	1	3	1
Taxes	2	(5)	(6)	1

Net earnings reported under Canadian GAAP	19	34	135	117

Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)

Preferred Securities of $77 million (December 31, 2002 — $262 million), under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains and losses are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

(ii)

Under U.S. GAAP, metal option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP and those currency contracts acquired, which were set up at market value on the date of acquisition. Under Canadian GAAP, gains (losses) realized on metal option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative impact recorded on the balance sheet under the U.S. basis is an asset of $5 million (December 31, 2002, liability of $42 million) and under the Canadian basis is a liability of $49 million (December 31, 2002 – liability of $60 million).

(iii)

Prior to 2003, under the U.S. basis, impairment provisions on long-lived assets was calculated on a fair value basis whereas under the Canadian basis they were calculated on an undiscounted basis. In 2000, Placer Dome wrote down certain assets, resulting in differences in the carrying values of Porgera and Osborne. The difference remaining on the balance sheet at September 30, 2003 is $85 million (December 31, 2002 — $97 million).

(iv)

Under the U.S. basis, changes in accounting policies are applied retroactive to January 1 of the year applied, with an adjustment for the cumulative effect of the change recorded as a “Change in Accounting Policy”. Under the Canadian basis, the impact is retroactive with restatement of comparative periods. See note 2 for changes in accounting polices applied to the U.S. and Canadian basis.

(v)

The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis at $40 million (December 31, 2002 — $45 million), whereas under Canadian GAAP the investment is proportionately consolidated with a net balance of $61 million (December 31, 2002 — $65 million) recorded under property, plant and equipment. Although this impacts individual line items, the net earnings impact is nil.

(vi)

Under the U.S. basis, the convertible debenture offering completed by the Corporation on October 10, 2003 (see note 8) will be accounted for as long-term debt. Under the Canadian basis, the carrying value must be bifurcated between the debt and equity components of the convertible debenture based on their relative fair values and accounted for accordingly.

In addition to the above, reference is made to the Canadian basis consolidated financial statements in the Management Proxy Circular and Statement filed with various Canadian regulatory authorities and note 20(d) to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F.

b)	Management’s Discussion and Analysis

Management ’s Discussion and Analysis in this document is based on consolidated financial statements of Placer Dome Inc. prepared in accordance with U.S. GAAP. Set out below are the significant differences if the Management's Discussion and Analysis had been based on Canadian GAAP.

o

Consolidated net earnings in accordance with Canadian GAAP for the first nine months of 2003 and quarter ended September 30, 2003 were $135 million ($0.31 per share after dividends on preferred securities) and $19 million ($0.04 per share), respectively, compared with $117 million ($0.30 per share) and $34 million ($0.08 per share) for the same periods in 2002.

o

Pre-tax non-hedge derivative gains in the first nine months and third quarter of 2003 were $17 million and $(30) million, respectively (2002 – $1 million and $1 million). Included in these amounts are net unrealized non-cash gains (losses) of $18 million and $(30) million for the first nine months and third quarter, respectively (2002 – $1 million and $1 million) primarily related to the mark-to-market value changes on Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the periods primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

o

Investment and other business income in the first nine months and third quarter of 2003 were $38 million and $6 million, respectively, compared with $34 million and $12 million in the comparative prior year periods. The increase over the nine-month comparative period was due to non-cash foreign exchange gains, the receipt, in the first quarter of 2003, of a payment of damages awarded by the High Court of Australia in a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property in the first quarter of 2003, and dividend income of $5 million from Placer Dome’s investment in AurionGold in the third quarter of 2002. The decrease in the third quarter is primarily due to the above mentioned dividend from AurionGold.

o

Interest and financing expenses were $36 million and $11 million in the first nine months and third quarter of 2003, respectively (2002 — $31 million and $10 million). The increase in the nine-month period relates to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March 2003 private placement of $200 million of 6.375% 30-year debenture partially offset by savings due to the repayment of $200 million of unsecured bonds in the second quarter of 2003, partially offset by costs related to the debt acquired with AurionGold which was repaid in late January 2003 and the interest on the March 2003 private placement of $200 million of debentures. The decrease in the third quarter of 2003 relates to the repayment of debt earlier in the year.

o

Consolidated short-term and long-term debt balances at September 30, 2003, were $751 million, compared with $686 million at December 31, 2002. Financing activities in the third quarter of 2003 included the addition of $164 million in short-term debt used to finance a portion of the East African Gold purchase price. Additional financing activities in the first nine months of 2003 included the redemption of $185 million of 8.625% Preferred Securities, the repayment of $200 million of 7.125% unsecured bonds, the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30 year debentures raised through a private placement, all in the first half of the year. Long-term debt and capital lease repayments in the first nine months and third quarter of 2002 were $35 million and $1 million, respectively. There were $49 million, and $21 million of dividend payments in the first nine months and third quarter of 2003, respectively (2002 — $45 million and $21 million).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: October 30, 2003